Filed pursuant to Rule 433

Registration No. 333-151522

October 5, 2009

W	ith economists predicting a third straight month of modest	Robert Shiller, Chief Economist William Smalley, VP: Institutional Sales 973.889.1973
increases, the S&P/Case-Shiller Composite-10 posted an
unexpectedly strong increase on Tuesday, roaring 1.7% higher.
UMM: $24.97 (-$0.96, -2.19%)
	UMM investors initially reacted to the positive Case-Shiller news	DMM: $24.19 ($0.76, 3.24%)
favorably, but the rally was cut short by the slew of disappointing
	economic data throughout the remainder of the week. DMM closed	Implied HPA: +4.01%
the week over 3% higher and UMM declined 2.19%; Implied HPA
	(+4.01%) is at the lowest indicative level since mid-August.	The market is anticipating that the S&P/Case-Shiller Composite-10 Index will rise to 162.11 by August 2014 from 155.85 today (reflects data through July 2009).

Last week’s market movers:
• S&P/Case-Shiller HPI +1.7% MoM (v. +1.4% prev.)
	• GDP: -0.7% QoQ (v. -1.0% prev.)	“The construction of this particular security is far superior to other levered ETFs.”
• Payrolls: -263k (v. -175k est.)

This week’s housing market indicators:
Oct. 6 – Consumer Confidence
	Oct. 7 – MBA Mortgage Applications	- Eric Mancini (ETF Analyst - Benzinga.com)
on MacroShares Major Metro Housing, Oct. 1
Source: Bloomberg

	Major Metro Housing: Housing Market Pulse	© www.MacroMarkets.com 2009

Contacts:

For general inquiries or for more information, please visit www. MacroMarkets.com or call 888-9House5 (888-946-8735)

For press inquiries, please contact Diane Masucci at 973-889-1973 x 103

A registration statement relating to these securities has been filed with the Securities and Exchange Commission. You may obtain a written prospectus by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, MacroShares Housing Depositor, LLC, will arrange to send you the prospectus if you request by calling toll-free 888-9House5.

Important Risks

This Information does not represent an offer to sell securities of the MacroShares Trusts and it is not soliciting an offer to buy securities of these Trusts. There can be no assurance that the Trusts will achieve their investment objectives. An investment in the MacroShare Trusts involves significant risks, including the risk of loss of substantially all of your investment. There is no guarantee as to the amount of any quarterly distribution or the amount of the final distribution to shareholders. You should review the risk factors in the prospectus prior to investing in a MacroShares Trust.

Fluctuations in the underlying value of a MacroShares Trust and other factors may affect the market price of your MacroShares investment. An investment in a MacroShares Trust will not resemble a direct investment in the asset being tracked. The price of the asset being tracked by a MacroShares Trust may be volatile. It may be difficult to predict whether in the long-term the price of the asset being tracked will reflect a generally upward or downward trend. There are risks associated with investing in a product linked to a benchmark.

Additional Information about MacroShares can be found at www.macroshares.com

Major Metro Housing: Housing Market Pulse	© www.MacroMarkets.com 2009